VSPATIAL, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 AND 2017



VSPATIAL, INC.

YEARS ENDED DECEMBER 31, 2018 AND 2017

TABLE OF CONTENTS



SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

TO THE SHAREHOLDERS
VSPATIAL, INC.

We have reviewed the accompanying financial statements of vSpatial, Inc. which comprise the balance sheets as of December 31, 2018 and 2017 and the related statements of operations and changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
April 3, 2019

Akron | 3320 W. Market Street, Suite 300, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com
AKRON | CLEVELAND | TAMPA

VSPATIAL, INC.

BALANCE SHEETS

DECEMBER 31, 2018 AND 2017

ASSETS

	2018	2017
CASH	$ 865,307	$ 1,169,157
EMPLOYEE RECEIVABLE	25	-
PROPERTY AND EQUIPMENT - NET	43,357	53,265
INTANGIBLE ASSETS	1,451,605	8,873
	$ 2,360,294	$ 1,231,295

LIABILITIES

CURRENT LIABILITIES	2018	2017
Credit cards payable	$ 13,207	$ 4,223
Accrued expenses	3,578	-
	16,785	4,223

SHAREHOLDERS' EQUITY

	2018	2017
COMMON STOCK	16,819	11,094
PREFERRED STOCK	8,645	6,245
ADDITIONAL PAID IN CAPITAL	3,789,835	2,319,980
ACCUMULATED DEFICIT	(1,471,790)	(1,110,247)
	2,343,509	1,227,072
	$ 2,360,294	$ 1,231,295

See the accompanying Independent Accountants' Review Report and notes.

VSPATIAL, INC.

STATEMENTS OF OPERATIONS AND CHANGES IN SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
OPERATING EXPENSES		
Advertising	$ 30,633	$ 6,511
Contract labor	-	148,569
Depreciation	14,581	12,265
Dues and subscriptions	17,655	14,643
Insurance	7,210	8,540
Office and miscellaneous	20,369	14,841
Payroll taxes and benefits	24,604	133,640
Professional fees	73,432	57,825
Rent	15,591	13,284
Salaries and compensation	137,278	496,774
Supplies	-	63,232
Travel	24,234	22,856
Utilities	1,740	450
	367,327	993,430
INTEREST INCOME	5,784	493
NET LOSS	(361,543)	(992,937)
ISSUANCE OF PREFERRED STOCK	1,200,000	2,100,000
ISSUANCE OF STOCK AWARDS	277,980	32,807
SHAREHOLDERS' EQUITY - BEGINNING	1,227,072	87,202
SHAREHOLDERS' EQUITY - ENDING	$ 2,343,509	$ 1,227,072

See the accompanying Independent Accountants' Review Report and notes.

VSPATIAL, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (361,543)	$ (992,937)
Adjustments to reconcile net loss to net cash used in operating activities:		
Add back: Items not affecting cash		
Depreciation	14,581	12,265
Issuance of stock awards	47,500	32,807
Cash provided by (used in) changes in the following items:		
Increase in employee receivable	(25)	-
Increase in credit cards payable	8,984	3,347
Increase in accrued expenses	3,578	-
Net cash used in operating activities	(286,925)	(944,518)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition and development of intangible assets	(1,212,252)	(4,330)
Acquisition of property and equipment	(4,673)	(23,111)
Net cash used in investing activities	(1,216,925)	(27,441)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of preferred stock	1,200,000	2,100,000
NET INCREASE (DECREASE) IN CASH	(303,850)	1,128,041
CASH - BEGINNING	1,169,157	41,116
CASH - ENDING	$ 865,307	$ 1,169,157

NON-CASH INVESTING ACTIVITIES:

During the year ended December 31, 2018, the Company capitalized compensation expense from the issuance of stock awards related to the development of intangible assets in the amount of $230,480.

See the accompanying Independent Accountants' Review Report and notes.

VSPATIAL, INC.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

vSpatial, Inc. (the Company), is a corporation organized under the laws of the State of Delaware. The Company has developed a virtual reality software application to provide users the ability to virtualize their workload, access an unlimited display of information and immerse themselves in organized data. The Company's goal is to redefine workspaces and how individuals use their time productively.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2018, the Company has not commenced revenue generating operations. The Company's activities since inception have consisted of developing the software application, beta-testing the product offering, marketing and efforts to raise funding. Once the Company commences its planned operations, it will incur additional expenses. The Company is dependent upon additional resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans, or failing to profitably operate the business.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided by use of the straight-line method. Furniture and equipment has an estimated useful life of five to seven years.

Intangible Assets

Intangible assets as of December 31, 2018 and 2017 consist of software application development costs. The assets have not been amortized as of December 31, 2018 as they had not been placed into service. Once placed into service the costs will be amortized using the straight-line method over the estimated useful life of three years.

See the accompanying Independent Accountants' Review Report.

VSPATIAL, INC.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company files income tax and/or information returns in the U.S. Federal jurisdiction and various local jurisdictions.

Subsequent Events

Management has evaluated events through April 3, 2019, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

2. EQUITY

Stock Awards

During the years ended December 31, 2018 and 2017, the Company granted common shares to employees, directors, board members and contractors of 57,250,000 and 49,524,584, respectively. Certain restrictions on the shares terminate ratably on a monthly basis from the date of grant over various terms depending on the details of the stock award.

The Company has the right to repurchase the granted shares upon termination. If the individual leaves the Company other than for cause, the Company has the right, but not an obligation, to purchase all or any portion of the granted shares at a price equal to the fair value of the shares as of the date of the repurchase. If the individual leaves the Company for cause, the Company has the right, but not an obligation, to purchase all or any portion of the granted shares at a price equal to the original value.

The Company follows GAAP with regard to share-based compensation when restricted stock is issued as incentive compensation to employees of the Company. The fair value of the restricted stock issued by the Company was estimated at the date of the issuance by the board. The board's estimated fair value took into consideration the price at which shares of the Company have previously been issued by the Company, the liquidation rights and other preferences to which the holders of those shares are entitled, the lack of marketability of the Company's stock and the startup nature of the Company. For the years ended December 31, 2018 and 2017, the board determined the fair market value of the Company's common stock at $.005 per share and $.001 per share, respectively. Compensation expense of $277,980 and $32,807, respectively, was recorded for the years ended December 31, 2018 and 2017.

See the accompanying Independent Accountants' Review Report.

VSPATIAL, INC.

NOTES TO THE FINANCIAL STATEMENTS

2. EQUITY (continued)

    Stock

    The Company is authorized to issue 500,000,000 shares of stock, comprised of 400,000,000 shares of common stock and 100,000,000 shares of preferred stock. Shares of preferred stock consist of two classes: 25,000,000 shares of Startup preferred stock and 75,000,000 shares of Seed preferred stock. All shares have a par value of $.0001 per share. The preferred stock may be converted at any time at the option of the holder into shares of common stock. Currently the conversion rate is one common share for each preferred share.

    The Board of Directors of the Company may declare and pay dividends. Holders of preferred stock are entitled to participate pro rata in any dividends paid on the common stock on an as-if-converted to common stock basis.

    Holders of preferred stock are entitled to the number of votes equal to the number of shares of common stock the preferred stock could be converted into immediately after the close of business on the date of such meeting and will have voting rights and powers equal to the voting rights and powers of the common stock. The preferred stock will vote together with the common stock.

    If a liquidation event, acquisition or asset transfer occurs, the holders of Seed preferred stock will be entitled to be paid $.05 for each share held plus all declared and unpaid dividends out of the assets of the Company available for distribution. If the assets of the Company are insufficient to make payment in full to all holders of Seed preferred stock then the assets will be distributed ratably in proportion to the full amounts to which they would otherwise be entitled respectively. After payment of the liquidation preference of Seed preferred stock, the holders of Startup preferred stock will be entitled to be paid $.01 for each share held plus all declared and unpaid dividends. If the assets of the Company are insufficient to make payment in full to all holders of Startup preferred stock then the assets will be distributed ratably in proportion to the full amounts to which they would otherwise be entitled respectively. After payment of the liquidation preference of Seed and Startup preferred stock, the remaining assets of the Company will be distributed ratably to the holders of the common stock on an as-converted basis.

3. INCOME TAXES

The deferred tax asset of the Company includes the following components at December 31, 2018 and 2017:

Deferred tax asset:	2018	2017
Depreciation	$ 9,700	$ 6,400
Net operating loss carryforwards	287,200	150,600
	296,900	157,000
Valuation allowance for deferred tax asset	(296,900)	(157,000)
	$ -	$ -

At December 31, 2018, the Company has a Federal net operating loss carryforward of approximately $1,367,000. Approximately $1,004,000 of this amount will start to expire in 2037 and the remaining balance of $363,000 does not expire. A valuation allowance of $296,900 and $157,000 at December 31, 2018 and 2017, respectively, has been recognized to offset the deferred tax asset due to the uncertainty of realizing the benefit of the future tax deductions and loss carryforwards. Due to the recorded valuation allowance, the Company's effective tax rate differs from what would be expected if the Federal statutory rate was applied to the loss before taxes.

4. RECENT ACCOUNTING PRONOUNCEMENTS

Management is currently assessing recently issued accounting pronouncements and does not expect them to have a significant impact on the Company's financial statements.

See the accompanying Independent Accountants' Review Report.